Exhibit 99.1

InterCure Announces the Termination of its Acquisition Agreement with Cann Pharmaceutical (dba Better)

NEW YORK, TORONTO, and HERZLIYA, Israel — February 1, 2023 — InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”) announces that, further to the merger agreement with Cann Pharmaceutical Ltd. (“Better”) dated as of February 13, 2022, pursuant to which and subject to its terms, InterCure was to acquire 100% of the issued and outstanding shares of Better (the “Agreement”), and further to the Company’s press release dated November 23, 2022 regarding the fundamental disagreements between the parties, that the closing conditions contained in the Agreement were not met and the Agreement was terminated.

In accordance with the terms of the Agreement, the Agreement terminates automatically if the closing conditions and the merger are not completed by 5:00 pm (Israel time) on 31st of January 2023.

Accordingly, and in light of the fact that the closing conditions were not met by such date, the Agreement was automatically terminated.

Intercure is owed significant amounts loaned and advanced to Better, and since the Agreement was terminated, it intends to recover said amounts under all legal means available to it.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s ability to recover amounts from Better, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to the Company’s ability to succeed in recovering the amounts owing from Better. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in InterCure’s Annual Information Form dated April 5, 2022, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on July 14, 2021, as amended August 3, 2021 and August 18, 2021. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co